

September 1, 2022

Michael C. Lenz
Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

      Re: FedEx Corporation
           Form 10-K for Fiscal Year ended May 31, 2022
           Filed July 18, 2022
           File No. 001-15829

Dear Mr. Lenz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended May 31, 2022

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 44

1.   We note you disclosed that your operating results for 2022 were negatively affected by inflationary cost pressures. Please revise to address the following:
- Disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation;
- Expand to identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact to the company; and
- Expand your disclosure to identify specific actions planned or taken, if any, to mitigate inflationary pressures.

2. We note you disclosed that labor market challenges contributed to global supply chain disruptions and affected the availability and cost of labor resulting in network inefficiencies, higher purchased transportation costs, and higher wage rates in 2022. You also state that disruptions in global supply chains could limit the access of FedEx and your service providers to vehicles and other key capital resources and increase your costs. Please revise to address the following:

    - Discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted;
    - Expand your disclosure to identify specific actions planned or taken, if any, to mitigate supply chain pressures;
    - Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any; and
    - Explain whether any mitigation efforts introduce new material risks, related to service quality or reliability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation